March 22, 2007
VIA EDGAR AND REGULAR MAIL
Mr. John Cannarella
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc. (the “Company”) Form 10-KSB for the Fiscal Year Ended April 30, 2006 Filed July 21, 2006 SEC Additional Comment Letter dated February 27, 2007 File No. 000-27659
Dear Mr. Cannarella:
     We have reviewed your letter dated February 27, 2007 regarding additional comments on the Company’s Form 10-KSB for the fiscal year ended April 30. This letter is in response to your additional comments letter.
Form 10-KSB for the Fiscal Year Ended April 30, 2006
Notes to the Consolidated Financial Statements, page F-9
Note 2. Summary of Significant Accounting Policies, page F-9
1.	Comment: We note your response to comment four of our letter dated January 30, 2007. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of a project’s development. Please modify your policy accordingly.
Response: In future filings we will modify the disclosure of our accounting policy for “Properties and Exploration Stage Expenditures,” as set out in Note 2(e) of the financial statements included in our January 2007 Form 10-QSB, as follows:

Mr. John Cannarella
United States Securities and Exchange Commission
March 22, 2007

We will delete the sentence:
All exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations.
And insert the following in its place:
To date all exploration costs have been charged to operations.
Also in future filings, we will add additional disclosure related to the capitalization of exploration costs if and when we begin to capitalize exploration costs related to mining or oil and gas activities. In this regard we will be aware of your caution that in mining operations only in-mine or in-reserve exploration drilling can be capitalized.
Note 4. Properties, page F-14
2.	Comment: We note your response to comment six of our letter dated January 30, 2007. It remains unclear why substantial amounts of your original permit acreage were required to be relinquished. Please clarify the specific terms of the permits that required you to relinquish the acreage. Please contact us if you wish to discuss.
Response: See Note 4(a) of the financial statements included in our Form 10-QSB for the quarter ended January 31, 2007.
Form 10-QSB for the Quarterly Period Ended October 31, 2006
Note 3. Acquisitions, page F-8
3.	We note your response to comment nine of our letter dated January 30, 2007. When employee service is required subsequent to the closing of the acquisition in order for the employees to vest in the options, then a portion of the option’s fair value should be allocated to the future service and recognized over the future service period. The value attributed to the unvested options is based on the fair value of the options as of the closing date of the acquisition, applying Question 17 of FIN 44 and Issue 13 of

Mr. John Cannarella
United States Securities and Exchange Commission
March 22, 2007

EITF 00-23 by analogy. Please revise your financial statements or tell us why you believe your current presentation is correct.
Response: In calculating the purchase price for the acquisition of the non-controlling (minority) interest in OQI Sask we included all outstanding options based on the fact that the unvested options were incidental to the overall purchase price. In accordance with your request, and in compliance with the response to Question 17 of FIN 44, we have calculated the unearned stock-based compensation to be deducted from the fair value of the awards (options) for purposes of the allocation of the purchase price to be $9.7 million.
     In the preparation of our audited financial statements for the year ended April 30, 2007 we will show this amount as a deduction from the purchase price to be allocated and this amount will be recorded as Unearned Compensation and amortized over the vesting period. For the year ended April 30, 2007, non-cash stock based compensation of $5 million will be reported related to this matter.
     We acknowledge that:
s.	should the Commission or the staff, acting pursuant to delegated authority, declare that they do not have further comments, it does not foreclose the Commission from taking any action with respect to the filing;

s.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring that they do not have further comments, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

s.	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We confirm that we are aware of our responsibilities under the Securities Exchange Act of 1934 (the “1934 Act”) as they relate to our filings under the 1934 Act. We understand that the filing of our reports under the 1934 Act is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

Mr. John Cannarella
United States Securities and Exchange Commission
March 22, 2007

     We hope we have adequately addressed your comments. Please contact me if you have any questions.

Sincerely,
/s/ Theresa M. Mehringer
Theresa M. Mehringer

TMM/rr
Enclosure

cc:	Karim Hirji, Chief Financial Officer Oilsands Quest Inc.